

**Beanstalk Films**

September 25, 2025 · 🌐

Hey all, we're raising funds for a movie I've written called Artichoke — a Cold War-era thriller about a brilliant hypnotist recruited by the CIA... where the audience is hypnotized too.

We believe this could offer viewers — and marketers — a whole new kind of cinematic experience, like The Blair Witch Project did for found footage, or Avatar for 3D.

We're raising via Wefunder, where you actually get a stake in the feature film.

Please take a moment.
Check it out: **https://wefunder.com/beanstalkfilmsllc**
Consider investing and/or sharing this. Even $100 makes a real difference to making this dream a reality.

Thank you so much!

Required Disclaimer:
**https://help.wefunder.com/testing-the-waters-legal...**

A BEANSTALK FILMS PRODUCTION

# ARTICHOKE

A ROBERT MATTHEWS FILM

WEFUNDER.COM

**Invest in Beanstalk Films LLC: Artichoke - A movie about a hypnotist, where the audience is also hypnotized in real life.**

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